MGCC INVESTMENT STRATEGIES INC.
                               12890 Hilltop Road
                               Argyle, Texas 76226
                                 (972) 233-0300


                              INFORMATION STATEMENT
                                   PURSUANT TO
                    SECTION 14(f) OF THE SECURITIES EXCHANGE
                      ACT OF 1934 AND RULE 14f-1 THEREUNDER



                                  INTRODUCTION

     This Information Statement is being mailed on or about December 19, 2005 to the holders of record at the close of business on December 8, 2005 (the "Record Date") of common stock, par value $0.0001 per share ("Common Stock") of MGCC Investment Strategies Inc., a Nevada corporation ("the Company"), in connection with the change of control and composition of the Board of Directors of the Company as contemplated by the Stock Purchase Agreement, dated as of December 19, 2005 (the "Stock Purchase Agreement"), by and between Halter Financial Investments, L.P. ("HFI") and Hisonic International Inc, formerly MYTOP
International Inc. ("Hisonic"). The transactions contemplated by the Stock Purchase Agreement were consummated on December 19, 2005.

     This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company's stockholders.


        WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY'S SECURITYHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.


                                CHANGE OF CONTROL

     On December 19, 2005, HFI and Hisonic entered into the Stock Purchase Agreement pursuant to which HFI purchased from Hisonic 20,000,000 shares of the Company's common stock for $300,000, which shares represent 86.4% of the Company's issued and outstanding common capital stock. As of the Record Date, the Company had 23,137,000 shares of Common Stock outstanding. Holders of shares of Common Stock are entitled to one vote per share on all matters for which the stockholders are entitled to vote. The signing of the Stock Purchase Agreement resulted in a change of control of the Company.

     Upon the signing of the Stock Purchase Agreement, Zhi Li and Ye Chen resigned as members of the Board of Directors and Rachel (Pin) Kang submitted her resignation upon the effectiveness of the election of Timothy P. Halter to the Board of Directors. Mr. Halter's election will become effective on the 10th day following the mailing of this information statement to the stockholders of the Company.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The  following  table sets forth  certain  information  with respect to the beneficial  ownership of the Company's equity securities  immediately before and after  the  closing  of the  transactions  contemplated  by the  Stock  Purchase
Agreement by:

     o each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's outstanding securities prior to or immediately after the closing of the transactions contemplated by the Stock Exchange Agreement;

     o each current director and each person that will become a director following the closing of the Stock Exchange Agreement;

     o each of the named executive officers of the Company listed in the table under the caption "Executive Compensation";

     o    all current directors and executive officers as a group; and

     o all directors and executive officers as a group following the closing of the Share Exchange Agreement.

Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, 12890 Hilltop Road, Argyle, Texas 76226.


                                          Before Closing of the Stock       After Closing of the Stock
                                             Purchase Agreement (2)            Purchase Agreement (3)
                                        Amount and                        Amount and
                                        Nature of      Percent of         Nature of          Percent of
Name and Address of Beneficial          Beneficial       Common           Beneficial           Common
Owner (1)                               Ownership        Stock            Ownership            Stock
------------------------------          ---------        -----            ---------            -----
Halter Financial Investments, L.P.         0               0%             20,000,000           86.4%
12890 Hill Top Road
Argyle, TX 76226

Timothy Halter (4)                         0               0%             20,000,000           86.4%
12890 Hill Top Road
Argyle, TX 76226

David Brigante (5)                         0               0%             20,000,000           86.4%
12890 Hill Top Road
Argyle, TX 76226

George Diamond (6)                         0               0%             20,000,000           86.4%
12890 Hill Top Road
Argyle, TX 76226

Marat Rosenberg (7)                        0               0%             20,000,000           86.4%
12890 Hill Top Road
Argyle, TX 76226

Halter Financial Investments GP            0               0%             20,000,000           86.4%
LLC (8)
12890 Hill Top Road
Argyle, TX 76226


                                          Before Closing of the Stock       After Closing of the Stock
                                             Purchase Agreement (2)            Purchase Agreement (3)
                                        Amount and                        Amount and
                                        Nature of      Percent of         Nature of          Percent of
Name and Address of Beneficial          Beneficial       Common           Beneficial           Common
Owner (1)                               Ownership        Stock            Ownership            Stock
------------------------------          ---------        -----            ---------            -----
Zhi Li, Chairman (9)                  10,250,000        44.3%                500,000            2.2%
F11-2-3A,
Fenglinlushou,
Chaoyang District,
Beijing, China


Ye Chen, Director &                    4,100,000        17.7%                500,000            2.2%
Treasurer. (9)
No. 8-5-301 Pinghu Rd,
Nankai District
Tianjin, China


Hong Hu, (9)                           4,100,000        17.7%                500,000            2.2%
8300 Greensboro
Drive, Suite 800,
McLean, VA 22102


Rachel (Pin) Kang,                     3,050,000        13.2%              1,500,000            6.5%
Director & President (9)(10)
9998 Cyrandall Dr.
Oakton, VA 22124


Hisonic International                 20,500,000        88.6%                500,000            2.2%
Inc. (9)
8300 Greensboro
Drive, Suite 800,
McLean, VA 22102

Directors and Officers                21,500,000        92.9%             21,500,000           92.9%
as a Group (11)

--------------------


(1) Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of Company common stock.

(2) A total of 23,137,000 shares of Company common stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each Beneficial Owner above, any options exercisable within 60 days have been included in the denominator.

(3) Based on 23,137,000 shares of the Company's Common Stock that are outstanding after the consummation of the Stock Purchase Agreement.

(4) The shares are owned by Halter Financial Investments, L.P. of which TPH, L.P. is a limited partner of which TPH GP, LLC is the sole general partner of which Timothy Halter is the sole member.

(5) The shares are owned by Halter Financial Investments, L.P. of which Bellfield Capital, L.P. is a limited partner of which Bellfield Capital Management, LLC is the sole general partner of which David Brigante is the sole member.

(6) The shares are owned by Halter Financial Investments, L.P. of which Colhurst Capital L.P. is a limited partner of which Colhurst Capital GP, LLC is the sole general partner of which George Diamond is the sole member.

(7) The shares are owned by Halter Financial Investments, L.P. of which Rivergreen Capital, LLC is a limited partner of which Marat Rosenberg is the sole member.

(8) The shares are owned by Halter Financial Investments, LP of which Halter Financial Investments GP LLC is the sole general partner.

(9) Based on their ownership interests in Hisonic, which owns 500,000 shares of common stock the Company.

(10) The Company issued 1,000,000 shares of common stock to Rachel (Pin) Kang as compensation for her management of the Company from May 2004 to May 2005, and she has a beneficial ownership interest in the 500,000 shares of Company common stock held by Hisonic.

(11) Consists of 3 persons prior to the closing of the Stock Purchase Agreement and 2 persons thereafter.


                        CHANGES TO THE BOARD OF DIRECTORS

     Upon the signing of the Stock Purchase Agreement, Zhi Li and Ye Chen resigned as members of the Board of Directors and Rachel (Pin) Kang submitted her resignation upon the effectiveness of the election of Timothy P. Halter to the Board of Directors. Mr. Halter's election will become effective on the 10th day following the mailing of this information statement to the stockholders of the Company.

     To the best of the Company's knowledge, except as set forth below, none of the incoming directors is currently a director or holds any position with the Company or has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Company's knowledge, none of the designees has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.


                        DIRECTORS AND EXECUTIVE OFFICERS

     The Board of Directors currently consists of one sole director who was elected for a term of one year and serves until her successor is duly elected and qualified or until the next annual meeting of the Company's stockholders. The current sole director of the Company has submitted a letter of resignation that will become effective on the 10th day following the mailing of this information statement to the Company's stockholders, and has elected Timothy P. Halter to the Board of Directors of the Company, such election to became effective on the 10th day following the mailing of this information statement to the Company's stockholders. At the closing of the transaction contemplated by the Stock Purchase Agreement, the Board of Directors also appointed the new executive officers as listed below.

     The names of the current officers and directors of the Company and the incoming directors and officers, as well as certain information about them are set forth below:

Name                        Age              Position(s) with the Company
----                        ---              ----------------------------
Timothy Halter               39              Chief Executive Officer, President,
                                             Chief    Financial    Officer   and
                                             Director (1)(2)
-------------------

(1)  Current officer as a result of the Stock Purchase Agreement.
(2) Incoming director, effective on the 10th day following the mailing of this information statement to the Company's stockholders.

Timothy P. Halter. Since 1995, Mr. Halter has been the President and the sole shareholder of Halter Financial Group, Inc., a Dallas, Texas based consulting firm specializing in the area of mergers, acquisitions and corporate finance. Mr. Halter currently serves as an officer and director of two public companies:
DXP Enterprises, Inc., a Texas corporation and Nevstar Gaming and Entertainment Corp., a Nevada corporation.


                                LEGAL PROCEEDINGS

     From time to time, the Company may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company's business.

     The Company is not currently aware of any such legal proceedings or claims that it believes will have a material adverse affect on our business, financial condition or operating results.

     To the Company's knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     During the Company's last fiscal year, the former majority stockholder, Raymond R. Cottrell, was reimbursed $11,447 for expenses which he paid on behalf of the Company and which were recorded as liabilities at December 31, 2003.

     On March 16, 2004, pursuant to the Stock Purchase Agreement, Mr. Cottrell, agreed to forgive the net outstanding indebtedness due him from the Company. This debt forgiveness totaled $19,280 in the aggregate.


     On December 19, 2005, Hisonic agreed to forgive indebtedness owed by the Company in the amount of $30,000.


                   BOARD OF DIRECTORS' MEETINGS AND COMMITTEES

     The Company presently does not have an audit committee, compensation committee or nominating committee. The Company does not have an audit committee charter or a charter governing the nominating process as the management of the Company believes that until this point it has been premature at the early stage of the Company's management and business development to form an audit, compensation or nominating committee. However, the new management of the Company may form an audit, compensation and nominating committee in the future. Until these committees are established, these decisions will continue to be made by the Board of Directors. Although the Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, the Board considers the candidate's character, judgment, skills and experience in the context of the needs of the Company and the Board of Directors.

     The Company's Board of Directors does not currently provide a process for stockholders to send communications to the Board of Directors as the Company management believes that until this point it has been premature given the limited liquidity of the common stock of the Company to develop such processes.
However, the new management of the Company may establish a process for stockholder communications in the future.


                             EXECUTIVE COMPENSATION

     The following table shows all the compensation paid by the Company, as well as certain other compensation paid or accrued, during the fiscal years ended
March 31, 2005 and 2004 to the Chairman and Company's Chief  Executive  Officer.
No restricted stock awards, long-term incentive plan payouts or other types of compensation, other than compensation identified in the chart below, were paid to this executive officer during these fiscal years.


                           Summary Compensation Table

                                     Annual Compensation                           Long-Term Compensation
                                     -------------------                           ----------------------
                                                                             Awards                       Payouts
                                                                             ------                       -------
                                                    Other Annual    Restricted     Securities
Name and Principal      Year    Salary     Bonus    Compensation      Stock        Underlying       LTIP         All Other
Position                 (1)     ($)        (2)          ($)        Awards ($)    Options/SARs      Payouts     Compensation
------------------      ----    ------     -----    ------------    ----------    ------------      -------     ------------
Rachel Kang,                                                  --            --
President and
Secretary               2004        --        --                                            --           --        30,000(*)
                        2003        --        --              --            --              --           --               --
                        2002        --        --              --            --              --           --               --

     * In December 2004, the Company issued 1,000,000 shares of common stock to Rachel Kang, President, as compensation for her management from May 2004 to May 2005. These shares were valued at $0.03 per share for accounting purposes.

Compensation of Directors

     Directors are not compensated for their services.

Bonuses and Deferred Compensation

     The Company does not have any bonus, deferred compensation or retirement plan. The Company does not have a compensation committee; all decisions regarding compensation are determined by the Company's Board of Directors.

Stock Option and Stock Appreciation Rights

     The Company does not currently have a Stock Option Plan or Stock Appreciation Rights Plan. No stock options or stock appreciation rights were awarded during the fiscal year ended March 31, 2005.

Employment   Contracts,   Termination   of  Employment  and  Change  of  Control
Arrangements

     The Company has not entered into any employment contract with any of its executive officers.

     There are no compensatory plans or arrangements, including payments to be received from us, with respect to any person named in cash compensation set out above which would in any way result in payments to any such person because of his resignation, retirement, or other termination of such person's employment with the Company or the Company's subsidiaries, or any change in control of the Company, or a change in the person's responsibilities following a change of control.


             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act, as amended, requires the Company's directors and executive officers, and persons who own more than 10% of the Company's equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file. During fiscal year 2004, the officers, directors and 10% stockholders of the Company filed all
Section 16(a) reports they are required to file.












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